Exhibit 4.5

SECOND AMENDMENT TO THE

2015 LONG-TERM INCENTIVE PLAN

THIS SECOND AMENDMENT (the “Second Amendment”) to the Occidental Petroleum Corporation 2015 Long-Term Incentive Plan, as amended from time to time (the “Plan”), is made by Occidental Petroleum Corporation, a Delaware Corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Plan.

Witnesseth:

WHEREAS, the Company previously adopted the Plan, under which the Company is authorized to grant equity-based incentive awards to certain employees, non-employee directors and other service providers of the Company and its subsidiaries;

WHEREAS, Section 8(a) of the Plan provides that the Company’s board of directors (the “Board”) may amend the Plan from time to time without approval of the stockholders of the Company, except that any amendment to the Plan, including any increase in any share limitation, of which stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the shares of common stock of the Company may then be listed or quoted, must be approved by the Company’s stockholders not later than the next annual meeting of stockholders following such Board action;

WHEREAS, the Board now desires to amend the Plan to increase the number of shares of common stock, par value $0.20 per share, of the Company (the “Shares”) available for awards under the Plan by 45,000,000 Shares, subject to approval by the stockholders of the Company; and

WHEREAS, the Board has determined that the Second Amendment shall be made effective as of February 8, 2018 (the “Amendment Effective Date”), subject to approval by the stockholders of the Company.

NOW, THEREFORE, BE IT RESOLVED, the Plan shall be amended as of the Amendment Effective Date, subject to approval by the stockholders of the Company, as set forth below:

Section 4(a) of the Plan is hereby deleted and replaced in its entirety with the following:

Overall Number of Shares Available for Delivery. Subject to the limitations set forth in the Plan, the total number of shares of Stock reserved and available for issuance in connection with Awards under the Plan shall not exceed 80,000,000 shares. In addition to the 80,000,000 shares, any shares subject to awards under the Occidental Petroleum Corporation 2005 Long-Term Incentive Plan (the “2005 Plan”) that, following the Effective Date, are forfeited, cancelled or terminated, expire unexercised or are settled in cash in lieu of Stock will also be available for the grant of Awards under the Plan. Any shares of Stock issued in connection with Awards other than Options and SARs shall be counted against the limits described above as three (3) shares of Stock for every one (1) share issued in connection with such Award or by which the Award is valued by reference as three (3) shares. A maximum of 80,000,000 shares of Stock of the total authorized under this Section 4(a) may be granted as Incentive Stock Options. Notwithstanding anything contrary in the Plan, no Participant may be granted, during any calendar year, an Award consisting of Options or SARs that are exercisable for more than two million (2,000,000) shares of Stock. The limitations of this Section 4(a) shall be subject to the adjustment provisions of Section 8.

RESOLVED FURTHER, that except as amended hereby, the Plan is specifically ratified and reaffirmed.